                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)

                        Cablevision Systems Corporation
                     -------------------------------------
                                (Name of Issuer)

      Cablevision NY Group Class A Common Stock, par value $.01 per share
      -------------------------------------------------------------------
                         (Title of Class of Securities)

             Cablevision NY Group Class A Common Stock: 12686C-10-9
             ------------------------------------------------------
                                 (CUSIP Number)

                                 April 22, 2005
                        -------------------------------
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.         NAME OF REPORTING PERSON               Charles F. Dolan, individually
                                          and as Trustee of the Charles F. Dolan
                                                           2004 Grantor Retained
                                                                   Annuity Trust

           I.R.S. IDENTIFICATION NOS.
           OF ABOVE PERSONS (ENTITIES ONLY)                       Not applicable

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [X]
                                                                         (B) [ ]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS                          00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.         CITIZENSHIP OR PLACE OF ORGANIZATION                           U.S.A.

NUMBER OF SHARES          7.      SOLE VOTING POWER                   30,565,407
  BENEFICIALLY
  OWNED BY EACH
REPORTING PERSON
      WITH
                          8.      SHARED VOTING POWER                  1,215,447

                          9.      SOLE DISPOSITIVE POWER              30,565,407

                         10.      SHARED DISPOSITIVE POWER             1,215,447

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                                           31,780,854

12.        CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                          [X]*

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              12.6%

14.        TYPE OF REPORTING PERSON                                           IN

*Excludes 35,156,780 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

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1.         NAME OF REPORTING PERSON                               Helen A. Dolan

                                                                  Not applicable

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [X]
                                                                         (B) [ ]

3.         SEC USE ONLY
4.         SOURCE OF FUNDS                           00- See Item 3 of Statement
5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.         CITIZENSHIP OR PLACE OF ORGANIZATION                           U.S.A.

NUMBER OF SHARES          7.      SOLE VOTING POWER                            0
  BENEFICIALLY
  OWNED BY EACH
REPORTING PERSON
      WITH
                          8.      SHARED VOTING POWER                 31,780,854

                          9.      SOLE DISPOSITIVE POWER                       0

                         10.      SHARED DISPOSITIVE POWER            31,780,854

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                                           31,780,854

12.        CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                          [X]*

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              12.6%

14.        TYPE OF REPORTING PERSON                                           IN

*Excludes 35,156,780 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

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1.      NAME OF REPORTING PERSON                 David M. Dolan, as a Trustee of
                                                the Charles F. Dolan 2001 Family
                                                                           Trust

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS              Not applicable
        (ENTITIES ONLY)

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [X]
                                                                         (B) [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS                              00- See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.      CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.

 NUMBER OF       7.    SOLE VOTING POWER                               1,237,596
  SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                             4,725,196
 OWNED BY
   EACH          9.    SOLE DISPOSITIVE POWER                          1,237,596
 REPORTING
PERSON WITH      10.   SHARED DISPOSITIVE POWER                        4,725,196

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  5,962,792

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 2.6%

14.     TYPE OF REPORTING PERSON                                              IN

*Excludes 60,809,879 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which David M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

                        Amendment No. 7 to Schedule 13D


      This Amendment to Schedule 13D is being filed jointly by Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2004 Grantor Retained Annuity Trust (the "2004 GRAT"), Helen A. Dolan, and David M. Dolan, as Trustee of the Charles F. Dolan 2001 Family Trust (the "2001 Trust")(the "Filing Parties"). The Filing Parties report on Schedule 13D as members of a group (the "Group Members") that includes, in addition to the Filing Parties, the following members: Lawrence J. Dolan, as a Trustee of the 2001 Trust; James L. Dolan, individually and as a Trustee of the D.C. James Trust and the CFD Trust No. 6, and as Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan) and the Ryan Dolan 1989 Trust; Thomas C. Dolan, individually and as a Trustee of the D.C. Thomas Trust and the CFD Trust No. 5; Patrick F. Dolan, individually and as a Trustee of the D.C. Patrick Trust and the CFD Trust No. 4 and as Trustee of the Tara Dolan 1989 Trust; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, and the Dolan Progeny Trust (collectively, the "Family Trusts"), the D.C. Kathleen Trust and the CFD Trust No. 1; Marianne Dolan Weber, individually and as a Trustee of each of the Family Trusts, the D.C. Marianne Trust and the CFD Trust No. 3; Deborah A. Dolan-Sweeney, individually and as a Trustee of each of the Family Trusts, the D.C. Deborah Trust and the CFD Trust No. 2; Paul J. Dolan, as a Trustee of each of the Family Trusts, the D.C. Kathleen Trust, the D.C. James Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and as Trustee of the CFD Trust #10; Matthew J. Dolan as a Trustee of the D.C. Marianne Trust, the D.C. Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; Mary S. Dolan, as a Trustee of the D.C. Deborah Trust, the D.C. Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4; and Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware. David M. Dolan became a Group Member on April 25, 2005. The Schedule 13D (the "Schedule") filed by the Group Members on March 19, 2004, as amended and supplemented by Amendment No. 1 filed on April 9, 2004, Amendment No. 2 filed on June 30, 2004, Amendment No. 3 filed on March 3, 2005, Amendment No. 4 filed on March 10, 2005, Amendment No. 5 filed on March 25, 2004 and Amendment No. 6 filed on March 31, 2005, is hereby amended and supplemented by the Filing Parties as set forth below in this Amendment No. 7.

ITEM 2      IDENTITY AND BACKGROUND

            The disclosure in the first paragraph of Item 2 is hereby amended and restated to read in its entirety as follows:

            "(A) The names of Group Members are: Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2004 Grantor Retained Annuity Trust (the "2004 GRAT"); Helen A. Dolan; James L. Dolan, individually and as a Trustee of the D.C. James Trust and the CFD Trust No. 6, and as Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan) and the Ryan Dolan 1989 Trust; Thomas C. Dolan, individually and as a Trustee of the D.C. Thomas Trust and the CFD Trust No. 5; Patrick F. Dolan, individually and as a Trustee of the D.C. Patrick Trust and the CFD Trust No. 4 and as Trustee of the Tara Dolan 1989 Trust; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, and the Dolan Progeny Trust (collectively, the "Family Trusts"), the D.C. Kathleen Trust and the CFD Trust No. 1; Marianne Dolan Weber, individually and as a Trustee of each of the Family Trusts, the D.C. Marianne Trust and the CFD Trust No. 3; Deborah A. Dolan-Sweeney, individually and as a Trustee of each of the Family Trusts, the D.C. Deborah Trust and the CFD Trust No. 2; Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust (the "2001 Trust"); David M. Dolan, as a Trustee of the 2001 Trust; Paul J. Dolan, as a Trustee of each of the Family Trusts, the D.C. Kathleen Trust, the D.C. James Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and as Trustee of the CFD Trust #10; Matthew J. Dolan as a Trustee of the D.C. Marianne Trust, the D.C. Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; Mary S. Dolan, as a Trustee of the D.C. Deborah Trust, the D.C. Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4; and Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware."

            The disclosure in Item 2(c) is amended to add the following new paragraph immediately following the eighth paragraph thereof:

            "David M. Dolan is a retired attorney and is currently the Chairman of the Board of Citizens National Bank. He is a first cousin of Charles F. Dolan. He is a co-trustee of the 2001 Trust."

ITEM 3      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The disclosure in Item 3 is hereby amended and supplemented by adding the following after the ninth paragraph thereof:

            "On June 10, 2002 David M. Dolan used an aggregate of $49,000 of personal funds to purchase 10,000 shares of Class A Common Stock. On June 22, 2002, David M. Dolan used an aggregate of $98,000 of personal funds to purchase 10,000 shares of Class A Common Stock."

            The disclosure in Item 3 is hereby amended and supplemented by adding the following after the seventeenth (now eighteenth) paragraph thereof:

            "Except as otherwise set forth above, David M. Dolan acquired beneficial ownership of all remaining shares reported as beneficially owned by him through gifts and as a result of his appointment as a co-trustee of certain family trusts."

ITEM 4      PURPOSE OF THE TRANSACTION

            The disclosure in Item 4 is hereby amended and supplemented by adding the following after the fifteenth paragraph thereof:

            "On April 22, 2005, at a meeting of the Issuer's Board of Directors, Charles F. Dolan informed the Board of Directors that he no longer intends (i) for the Class B stockholders to exercise their right under the Issuer's certificate of incorporation to elect 75% of the members of the Issuer's Board of Directors at the next annual meeting of stockholders scheduled for May 2005 or (ii) to propose that the Board of Directors reduce its size to twelve members, with nine directors to be elected by the Class B stockholders and three directors to be elected by the Class A stockholders.

            On April 25, 2005, David M. Dolan became a party to the Class B Stockholders Agreement as a trustee of the 2001 Trust when the Acknowledgment to the Class B Stockholders Agreement, attached as an exhibit hereto, became effective."

ITEM 5      INTEREST IN SECURITIES OF THE ISSUER

            The disclosure in the first paragraph of Item 5 is hereby amended and restated to read in its entirety as follows:

            "(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 69,802,354 shares of Class A Common Stock as a result of their beneficial ownership of (i) 4,426,426 shares of Class A Common Stock (including 1,114,887 shares of restricted stock and options to purchase 539,608 shares of Class A Common Stock that are exercisable within 60 days of the date of this filing), and (ii) 65,375,928 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 24.3% of the shares of Class A Common Stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 65,375,928 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities."

            The disclosure in Item 5 is hereby amended by deleting the tenth and eleventh paragraphs thereof and replacing them with the following three paragraphs:

            "Lawrence J. Dolan may be deemed to beneficially own an aggregate of 4,703,196 shares of Class A Common Stock, including 137,147 shares of Class A Common Stock and 4,566,049 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.1% of the shares of Class A Common Stock currently outstanding. Lawrence
            J. Dolan holds no Issuer securities directly. He may be deemed to have the shared power to vote or direct the vote of and to dispose of or direct the disposition of 137,147 shares of Class A Common Stock owned of record by the 2001 Trust and 4,566,049 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. He disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

            David M. Dolan may be deemed to beneficially own an aggregate of 5,962,792 shares of Class A Common Stock, including (i) 1,396,743 shares of Class A Common Stock and (ii) 4,566,049 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,237,596 shares of Class A Common Stock, including 40,773 shares of Class A Common Stock owned of record by the David M. Dolan Revocable Trust and 1,196,823 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,725,196 shares of Class A Common Stock, including 2,000 shares of Class A Common Stock owned jointly with his spouse, 20,000 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 137,147 shares of Class A Common Stock owned by the 2001 Trust and 4,566,049 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. David M. Dolan disclaims beneficial ownership of the 1,196,823 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust, 20,000 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 137,147 shares of Class A Common Stock and 4,566,049 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

            Paul J. Dolan may be deemed to beneficially own an aggregate of 15,923,570 shares of Class A Common Stock, including (i) 64,036 shares of Class A Common Stock, and (ii) 15,857,194 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 6.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 461,018 shares of Class A Common Stock, including 10,336 shares of Class A Common Stock held as custodian for minor children, 41,171 shares of Class A Common Stock owned of record by the CFD Trust #10, and 409,511 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD Trust #10, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 12,529 shares of Class A Common Stock owned jointly with his spouse, and an aggregate of 15,447,683 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Kathleen Trust, the CFD Trust No. 1 and the CFD Trust No. 6. He disclaims beneficial ownership of the 10,336 shares of Class A Common Stock held as custodian for minor children, the 41,171 shares of Class A Common Stock and 409,511 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD Trust #10, and an aggregate of 15,447,683 shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Kathleen Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A."

            The disclosure in part (c) of Item 5 is amended and supplemented by adding the following after the final paragraph thereof:

            "On March 7, 2005, David M. Dolan disposed of 2,250 shares of Class A Common Stock through multiple gifts.

            On April 12, 2005, the trustee of the 2001 Trust converted 329,814 shares of the Class B Common Stock held in the 2001 Trust into an equal number of shares of Class A

            Common Stock. On April 12, 2005, Lawrence J. Dolan had sole voting and dispositive power over the shares held by the 2001 Trust as sole trustee. Lawrence J. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that he is the beneficial owner of such securities.

            On April 15, 2005, the trustee of the 2001 Trust sold a total of 21,000 shares of Class A Common Stock at the following sale prices:
            375 shares at $26.33 per share; 150 shares at $26.34 per share; 600 shares at $26.36 per share; 2,100 shares at $26.39 per share; 150 shares at $26.41 per share; 750 shares at $26.45 per share; 900 shares at $26.46 per share; 225 shares at $26.47 per share; 450 shares at $26.50 per share; 900 shares at $26.60 per share; 2,850 shares at $26.61 per share; 825 shares at $26.62 per share; 225 shares at $26.65 per share; 6,075 shares at $26.69 per share; 2,175 shares at $26.71 per share; 375 shares at $26.73 per share; and 1,875 shares at $26.75 per share. These sales were made by a broker pursuant to the separate Sales Plans entered into by the 2001 Trust for the benefit of Patrick F. Dolan, the 2001 Trust for the benefit of Deborah A. Dolan-Sweeney and the 2001 Trust for the benefit of Kathleen M. Dolan. Each sub-trust sold 7,000 shares. On April 15, 2005, Lawrence J. Dolan had sole voting and dispositive power over the shares held in the 2001 Trust as sole trustee. Lawrence J. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that he is the beneficial owner of such securities.

            On April 15, 2005, the trustee of the CFD Trust #10 sold a total of 7,000 shares of Class A Common Stock at the following sale prices:
            125 shares at $26.33 per share; 50 shares at $26.34 per share; 200 shares at $26.36 per share; 700 shares at $26.39 per share; 50 shares at $26.41 per share; 250 shares at $26.45 per share; 300 shares at $26.46 per share; 75 shares at $26.47 per share; 150 shares at $26.50 per share; 300 shares at $26.60 per share; 950 shares at $26.61 per share; 275 shares at $26.62 per share; 75 shares at $26.65 per share; 2,025 shares at $26.69 per share; 725 shares at $26.71 per share; 125 shares at $26.73 per share; and 625 shares at $26.75 per share. These sales were made by a broker pursuant to the Sales Plan entered into by the CFD Trust #10. Paul
            J. Dolan has sole voting and dispositive power over the shares held in the CFD Trust #10. Paul J. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that he is the beneficial owner of such securities.

            On April 25, 2005, David M. Dolan became a trustee of the 2001 Trust and may be deemed, as of April 25, 2005, to have shared voting and dispositive power over the shares held by the 2001 Trust. David M. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust.

            Effective as of April 25, 2005, David M. Dolan executed the Acknowledgment to the Class B Stockholders Agreement becoming a party to the Stockholders Agreement as a trustee of the 2001 Trust.

            On April 25, 2005, the trustees of the 2001 Trust sold a total of 219,660 shares of Class A Common Stock at the following sale prices:
            98 shares at $26.44 per share; 394 shares at $26.45 per share; 788 shares at $26.47 per share; 1,576 shares at $26.48 per share; 3,348 shares at $26.49 per share; 10,550 shares at $26.50 per share; 4,136 shares at $26.51 per share; 3,151 shares at $26.52 per share; 7,009 shares at $26.53 per share; 6,328 shares at $26.54 per share; 20,700 shares at $26.55 per share; 5,035 shares at $26.56 per share; 8,925 shares at $26.57 per share; 13,925 shares at $26.58 per share; 8,900 shares at $26.59 per share; 16,700 shares at $26.60 per share; 6,165 shares at $26.61 per share; 5,613 shares at $26.62 per share; 15,105 shares at $26.63 per share; 12,335 shares at $26.64 per share; 19,891 shares at $26.65 per share; 1,576 shares at $26.66 per share; 1,674 shares at $26.67 per share; 3,160 shares at $26.68 per share; 2,170 shares at $26.69 per share; 17,130 shares at $26.70 per share; 493 shares at $26.71 per share; 4,860 shares at $26.72 per share; 7,180 shares at $26.73 per share; 2,596 shares at $26.74 per share; 7,656 shares at $26.75 per share; 493 shares at $26.77 per share. These sales were made by a broker pursuant to the separate Sales Plans entered into by the 2001 Trust for the benefit of Patrick F. Dolan, the 2001 Trust for the benefit of Deborah A. Dolan-Sweeney and the 2001 Trust for the benefit of Kathleen M. Dolan. The 2001 Trust for the benefit of Patrick F. Dolan sold 62,000 shares, the 2001 Trust for the benefit of Deborah A. Dolan-Sweeney sold 124,320 shares and the 2001 Trust for the benefit of Kathleen M. Dolan sold 33,340 shares. On April 25, 2005, Lawrence J. Dolan and David M. Dolan had shared voting and dispositive power over the shares held in the 2001 Trust as trustees. Each of Lawrence J. Dolan and David
            M. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that either of them is the beneficial owner of such securities.

            On April 25, 2005, the trustee of the CFD Trust #10 sold a total of 2,340 shares of Class A Common Stock at the following sale prices: 2 shares at $26.44 per share; 6 shares at $26.45 per share; 12 shares at $26.47 per share; 24 shares at $26.48 per share; 52 shares at $26.49 per share; 150 shares at $26.50 per share; 64 shares at $26.51 per share; 49 shares at $26.52 per share; 91 shares at $26.53 per share; 72 shares at $26.54 per share; 300 shares at $26.55 per share; 65 shares at $26.56 per share; 75 shares at $26.57 per share; 75 shares at $26.58 per share; 100 shares at $26.59 per share; 100 shares at $26.60 per share; 35 shares at $26.61 per share; 87 shares at $26.62 per share; 195 shares at $26.63 per share; 165 shares at $26.64 per share; 209 shares at $26.65 per share; 24 shares at $26.66 per share; 26 shares at $26.67 per share; 40 shares at $26.68 per share; 30 shares at $26.69 per share; 170 shares at $26.70 per share; 7 shares at $26.71 per share; 40 shares at $26.72 per share; 20 shares at $26.73 per share; 4 shares at $26.74 per share; 44 shares at $26.75 per share; 7 shares at $26.77 per share. Paul J. Dolan has sole voting and dispositive power over the shares held in the CFD Trust #10. Paul J. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that he is the beneficial owner of such securities."

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            The disclosure in Item 6 is hereby amended and supplemented by adding the following:

            "As described in Item 4, effective as of April 25, 2005, David M. Dolan executed the Acknowledgment to the Class B Stockholders Agreement, becoming a party to the Stockholders Agreement as a trustee of the 2001 Trust."


ITEM 7      MATERIAL TO BE FILED AS EXHIBITS

            The disclosure in Item 7 is hereby amended by amending and restating Exhibit A to read in its entirety as Exhibit A attached hereto.

            The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

            Exhibit B.1: Joint Filing Agreement, dated as of April 25, 2005

            Exhibit C.1: Power of Attorney of David M. Dolan

            Exhibit 18: Acknowledgment to the Class B Stockholders Agreement, effective as of April 25, 2005.

SIGNATURE.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  April 25, 2005


                                      CHARLES F. DOLAN, individually and as the Trustee of the Charles F. Dolan 2004 Grantor Retained Annuity Trust

                                      By:                  *
                                         --------------------------------------

                                      HELEN A. DOLAN

                                      By:                  *
                                         --------------------------------------

                                      DAVID M. DOLAN, as a Trustee of the
                                      Charles F. Dolan 2001 Family Trust

                                      By:                  *
                                         --------------------------------------







* By: /s/   William A. Frewin, Jr.
      -----------------------------
      As Attorney-in-Fact